Form 6-K

Securities and Exchange Commission
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For May 27, 2004

Gallaher Group Plc

(Translation of registrant’s name into English)

Members Hill
Brooklands Road
Weybridge
Surrey KT13 0QU
England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover form 20-F or Form 40-F.

Form 20-F          Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

82 ________

N E W S   R E L E A S E

SHANGHAI TOBACCO AND GALLAHER LAUNCH BRANDS IN CHINA AND RUSSIA

Shanghai Tobacco (Group) Corp. ("STG") and Gallaher have launched one of each other’s brands in China and Russia. This follows last year's signing of reciprocal trademark license agreements.

Memphis has been launched in the Shanghai municipality in both Red and Blue variants. The brand is positioned in the mid-price category and is being produced at STG’s Shanghai cigarette factory.

Golden Deer has been launched in full flavour and lights versions across Russia in cities including Moscow, St Petersburg and Vladivostok. The brand is also positioned in the mid-price category and is being produced at Gallaher’s Moscow factory.

Both Memphis and Golden Deer may be rolled out to other cities and provinces across China and Russia going forward.

Mr Dong Hao Lin, General Manager of STG, said: "The launch of Golden Deer and Memphis demonstrates the strength of our co-operation with Gallaher. I am confident that Shanghai Tobacco and Gallaher will achieve significant success in international markets.”.

Nigel Northridge, Chief Executive of Gallaher, said: “I am delighted that both brands have been launched in our respective markets. Our partnership with Shanghai Tobacco places us in an excellent position in China during this exciting period of change.

“Today marks a tangible step forward towards our Eurasian vision.”.

27 May 2004

For further information, contact:

Claire Jenkins, Director, Investor Relations	Tel: 01932 859777

Anthony Cardew, CardewChancery.	Tel: 020 7930 0777
Tim Robertson, CardewChancery	Tel: 020 7930 0777

Notes to Editors

-	Shanghai Tobacco (Group) Corp. ("STG") is the second largest tobacco company in China with annual production volumes of some 85 billion cigarettes (including Beijing cigarette factory).

The corporation employs around 7,000 people. It operates three cigarette factories including the wholly-owned Beijing cigarette factory that was acquired at the end of last year. Currently, STG is also in the final stage of acquiring Tianjin cigarette factory. STG’s products are distributed throughout China and are sold in over 30 overseas markets including Australia, Hong Kong, Singapore, and, in conjunction with Gallaher, the UK.

Mr Dong Hao Lin is the General Manager of STG, and the Director General of the Shanghai Tobacco Monopoly Administration.

Further information regarding STG is available on its Chinese language website (www.sh-tobacco.com.cn).

-	China is the world’s largest tobacco market, with annual volume sales of some 1.7 trillion cigarettes (almost one-third of the world’s consumption). Domestic brands account for over 98% of the market.

The Chinese cigarette industry is currently undergoing restructuring in order to enhance overall competitiveness. This involves a reduction in the number of manufacturing facilities (from around 185 in 2001 to some 85 today), and brands (from around 1,050 in 2001, to some 580 today).

At the same time various restrictions applicable to imported brands are in the process of being relaxed to allow foreign companies wider access to distribution.

-	Gallaher has built its presence in China since gaining an import listing for its Sobranie brand in 1997. Sobranie has been established in Shanghai, Beijing and Guangzhou and is supported in these areas by the Group’s three representative offices.

The Sobranie brand now has a share of imported cigarettes of around 5%.

Gallaher has developed a close relationship with STG over the past seven years. STG has actively helped Gallaher build its Sobranie brand in Shanghai, providing strong distribution, sales support and merchandising throughout the province. The companies’ relationship was strengthened further when Gallaher introduced STG's most prestigious brand, Chunghwa, into the UK in 2001.

-	Russia is the world’s fifth largest tobacco market, with annual consumption of around 300 billion cigarettes. The four leading international manufacturers in Russia account for some 70% of consumer sales.

-	Gallaher sold 59 billion cigarettes in Russia in 2003 and held a 15.0% share of consumer sales. The Group operates a single Russian factory in Moscow.

Since acquiring a local company, Liggett-Ducat, in 2000, Gallaher has invested in the factory – increasing production capacity of hard-box filter brands – and has significantly extended its nationwide distribution network.

By the first quarter of 2004, Gallaher’s market share in Russia had reached 15.7% (2003 Q1: 14.2%).

-	Gallaher acquired the brand Memphis on its acquisition of Austria Tabak in 2001. In 2003, Memphis’ total volume sales were 6.8 billion cigarettes. In addition to Memphis’ growing positions in Central and Eastern Europe, the brand house was the leading cigarette in Austria in 2003, with a market share of 26.8%.

-	Gallaher Group Plc, the international tobacco manufacturing and wholesale company with headquarters in the UK, has leading positions in Austria, Germany, Kazakhstan, the Republic of Ireland, Russia, Sweden and the UK. Gallaher's comprehensive brand portfolio includes Benson & Hedges, Silk Cut, Mayfair, Sovereign, Sobranie, Dorchester, Troika, LD, Memphis, Meine Sorte, Ronson, Blend, Hamlet, Old Holborn, Amber Leaf and Condor.

The Group employs around 10,000 people, with manufacturing plants in the UK, Russia, Kazakhstan, Austria, Sweden, Poland and Ukraine. Gallaher's shares are listed on the London Stock Exchange and its ADRs are traded on the New York Stock Exchange.

Further information on Gallaher is available on the Company’s website (www.gallaher-group.com).

FORM 6-K	REPORT OF FOREIGN PRIVATE ISSUER Securities and Exchange Commission

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gallaher Group Plc (Registrant)

	By:	/s/ Alyson Morris
	Name:	Alyson Morris
Date: May 27, 2004	Title:	Deputy Company Secretary